Capital Group Core Plus+ Capital Group KKR Multi-Sector+ 6455 Irvine Center Drive Irvine, California 92618

VIA E-MAIL

August 28, 2025

Soo Im-Tang

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Capital Group KKR Multi-Sector+ File Nos. 333-282865; 811-24017
Capital Group KKR Core Plus+ File Nos. 333-282864; 811-24016

Dear Ms. Im-Tang:

In response to the comments you provided over the phone on August 18, 2025 with respect to the amended registration statements, each on Form N-2 (each, the “Registration Statement”) of Capital Group KKR Multi-Sector+ and Capital Group KKR Core Plus+ (each, the “Fund”), we hereby file Pre-Effective Amendment No. 5 to each Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (each amendment, the “Amendment”). Our responses to your comments are set forth below and apply to both Funds. We appreciate your prompt response to the filings. Capitalized terms not otherwise defined have the same meaning as in each Registration Statement.

1.   With respect to the disclosure in the Registration Statement regarding how investments may be determined to be private credit assets, please explain or provide brief examples of the “nature of the interaction between the sub-adviser, issuer, servicers and/or sponsors of an instrument.”

Response: We confirm supplementally that the nature of the sub-adviser’s interactions may include, for example, the sub-adviser acting as a sole investor or one of a limited number of investors in a non-syndicated offering or having a long-term relationship with an originator supporting the forward flows underlying an asset-based finance transaction. In addition, the sub-adviser may have a relationship with a platform provider, such as an operating company or service provider to a specific asset class.

2.	With respect to the sales charge disclosure that follows the “Investment risks” section of the Registration Statement, Footnote 1 states that “The minimum amount to establish an account for most share classes is normally $1,000 and the minimum to add to an account is $50.” If accurate, please revise to state more clearly that the minimum investment is $1,000 and to add to an account is $50 for all share classes except Class F-3.

Response: We confirm that the account minimum for all share classes (except for Class F-3 shares held and serviced by the Fund’s transfer agent) is $1,000 unless waived, as provided in the prospectus in the “Purchase minimums and maximums” paragraph of the section titled “Purchase and exchange of shares.” In response to this comment, we have revised the disclosure where applicable as follows:

“The minimum amount to establish an account ~~for most share classes~~ is normally $1,000 ~~and the minimum to add to an account is $50~~ for all share classes except Class F-3 shares held and serviced by the fund’s transfer agent, which are subject to a minimum of $1 million. The minimum to add to an account is $50 for all share classes.”

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Thank you in advance for your consideration of this request. If you should have any questions, please do not hesitate to contact me at (213) 615-3736.

Sincerely,

/s/ Clara Kang

Clara Kang

Counsel